UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 March 26, 2007

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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PGS - LONG TERM COOPERATION WITH METI IN JAPAN

March 26, 2007: Oslo, Norway, Petroleum Geo-Services ASA ('PGS' or the 'Company') (OSE and NYSE: PGS) announced today that it has entered into a Heads of Agreement with the Japanese Ministry of Economy, Trade and Industry (METI) for a long term cooperation agreement, which will include the sale and flag change of the 3D seismic vessel Ramform Victory and the continued provision by PGS of intellectual property and technical and operational services. The Heads of Agreement is subject to completion of satisfactory agreements relating to the sale of the vessel, the licensing of PGS' intangible property and continued PGS services.

The vessel will be used by METI in a planned 10 years seismic campaign to survey approximately 70,000 square kilometers of the Japanese Continental Shelf. The sales price of the vessel including support start up fees is USD 213 million. The sale is preconditioned on a service agreement between PGS and METI, or an organization appointed by METI in agreement with PGS, for technical and operational support providing PGS with an exclusive right to provide such services relating to Ramform Victory during the survey period. The commercial terms of the agreement will be fixed for four years and is expected to give PGS a net pretax cash flow of approximately USD 150 million for the first four years. The service agreement consists of technical support, operation consulting and training, in addition to licensing of various advanced PGS seismic technology products.

METI is to take delivery of Ramform Victory in fourth quarter 2007. It is the intention of PGS to purchase the vessel at the end of the survey period.

Through this project PGS is assisting METI in opening up for seismic surveys in a very interesting area, and at the same time securing both a strong financial return and an excellent position to develop further business.

PGS' President and CEO, Svein Rennemo stated the following:

"The Agreement is a recognition of PGS' unique position in marine seismic acquisition. We see a great potential for future E&P investments in Japanese waters. METI plans to conduct seismic surveying of the Japanese Continental Shelf over a period of approximately ten years on their own risk and benefit. Their choice of our high capacity 3D seismic Ramform vessel for this campaign confirms the competitive strength of our vessel fleet. This partnership is built on the proven track record of the vessel, as well as access to PGS' technology and continued operational and technical support.

We see very robust project economics, both in upfront cash and long term revenues, in addition to significant opportunities for further business development in a promising oil and gas province"

PGS Management invites to a telephone briefing today at 9:30 (CET). To access the live broadcast of the conference call by telephone, please dial-in at the number provided below, corresponding to your location. The conference ID is 3343709.

                Location                        Dial-In Number
                Norway (toll free)              800 19 395
                International (toll)            +44 145 255 2510

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                UK (toll free)                  0800 694 2370
                US (toll free)                  1866 966 9444

The telephone will be open for questions at the conclusion of management's remarks. For those that cannot listen to the live conference call, a digital replay will be made available shortly after the conclusion of the conference call, through Monday, April 2, 2007. The access number is 3343709 followed by # (pound-sign). Please access the replay by dial-in at the number provided below.

                Location                        Dial-In Number
                International (toll)            +44 145 255 0000
                UK (toll free)                  0800 953 1533
                UK (local)                      0845 245 5205
                US (toll free)                  1866 247 4222

****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

---END--

FOR DETAILS, CONTACT:
OLA B0STERUD
Phone:   +47 67 52 64 00
Mobile:  +47 90 95 47 43

CHRISTOPHER M0LLERL0KKEN
Phone:   +47 67 52 64 00
Mobile:  +47 90 27 63 55

US INVESTOR SERVICES
Katrina Green
Phone:   +1 281 509 8000

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

    March 26, 2007                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager